UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 25, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Nielsen Holdings N.V.

File No. 333-167271 - CF# 25389

—————————————————

Nielsen Holdings N.V. (formerly Nielsen Holdings B.V.) submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 3, 2010, as amended.

Based on representations by Nielsen Holdings N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.16(a)	through December 31, 2017
Exhibit 10.16(b)	through December 31, 2017
Exhibit 10.16(d)	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director